CUSIP No. 53803X105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Live Oak Bancshares, Inc.
(Name of Issuer)

Voting Common Stock, no par value per share
(Title of Class of Securities)

53803X105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 53803X105

1.		Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

James S. Mahan III

2.		Check the Appropriate Box if a Member of a Group
(a) _____
(b) _____

3.		SEC Use Only

4.		Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

3,487,161[1]

	6.	Shared Voting Power

3,284,521[2]

	7.	Sole Dispositive Power

3,487,161[1]

	8.	Shared Dispositive Power

3,284,521[2]

9.		Aggregate Amount Beneficially Owned by Each
Reporting Person

6,771,682

(1)  Shares are held by the James S. Mahan III Revocable Trust over which Mr. Mahan has sole investment and voting power.

(2)  Includes 3,159,714 shares held by the Marguerite D. Mahan Revocable Trust. Marguerite D. Mahan is the spouse of James S. Mahan III. By virtue of his relationship with Marguerite D. Mahan, Mr. Mahan may be deemed to share beneficial ownership of the shares owned by Mrs. Mahan’s revocable trust.  Also

CUSIP No. 53803X105

includes 124,807 shares held by Salt Water Fund, a nonprofit corporation for which Mr. Mahan serves as a director and officer.

10.	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

[ ]

11.	Percent of Class Represented by Amount in Row (9)

17.7%[3]

12.	Type of Reporting Person

IN

(3) Based on 38,176,869 shares of Voting Common Stock outstanding as of November 3, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

CUSIP No. 53803X105

1.		Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Marguerite D. Mahan

2.		Check the Appropriate Box if a Member of a Group
(a) _____
(b) _____

3.		SEC Use Only

4.		Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

3,159,714[4]

	6.	Shared Voting Power

3,611,968[5]

	7.	Sole Dispositive Power

3,159,714[4]

	8.	Shared Dispositive Power

3,611,968[5]

9.		Aggregate Amount Beneficially Owned by Each
Reporting Person

6,771,682

(4)  Shares are held by the Marguerite D. Mahan Revocable Trust over which Mrs. Mahan has sole investment and voting power.

(5) Includes 3,487,161 shares held by the James S. Mahan III Revocable Trust. James S. Mahan III is the spouse of Marguerite D. Mahan. By virtue of her relationship with James S. Mahan III, Mrs. Mahan may be deemed to share beneficial ownership of the shares owned by Mr. Mahan’s revocable trust.  Also

CUSIP No. 53803X105

includes 124,807 shares held by Salt Water Fund, a nonprofit corporation for which Mrs. Mahan serves as a director and officer.

10.	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

[ ]

11.	Percent of Class Represented by Amount in Row (9)

17.7%[3]

12.	Type of Reporting Person

IN

CUSIP No. 53803X105

1.		Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

James S. Mahan III Revocable Trust

2.		Check the Appropriate Box if a Member of a Group
(a) _____
(b) _____

3.		SEC Use Only

4.		Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

3,487,161

	6.	Shared Voting Power

0

	7.	Sole Dispositive Power

3,487,161

	8.	Shared Dispositive Power

0

9.		Aggregate Amount Beneficially Owned by Each
Reporting Person

3,487,161

CUSIP No. 53803X105

10.	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

[ ]

11.	Percent of Class Represented by Amount in Row (9)

9.1%[3]

12.	Type of Reporting Person

OO

CUSIP No. 53803X105

1.		Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Marguerite D. Mahan Revocable Trust

2.		Check the Appropriate Box if a Member of a Group
(a) _____
(b) _____

3.		SEC Use Only

4.		Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

3,159,714

	6.	Shared Voting Power

0

	7.	Sole Dispositive Power

3,159,714

	8.	Shared Dispositive Power

0

9.		Aggregate Amount Beneficially Owned by Each
Reporting Person

3,159,714

CUSIP No. 53803X105

10.	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares

[ ]

11.	Percent of Class Represented by Amount in Row (9)

8.3%[3]

12.	Type of Reporting Person

OO

CUSIP No. 53803X105

Item 1(a)	Name of Issuer

Live Oak Bancshares, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

1741 Tiburon Drive

Wilmington, NC 28403

Item 2(a)	Name of Person Filing

This Amendment No. 5 to Schedule 13G is being filed jointly by James S. Mahan III, Marguerite D. Mahan, the James S. Mahan III Revocable Trust, and the Marguerite D. Mahan Revocable Trust. The reporting persons have entered into a Joint Filing Agreement, a copy of which was filed with the original Schedule 13G as Exhibit 99.1 thereto, pursuant to which the reporting persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office, or if none, Residence

c/o Live Oak Bancshares, Inc.

1741 Tiburon Drive

Wilmington, NC 28403

Item 2(c)	Citizenship

James S. Mahan III and Marguerite D. Mahan are each United States citizens. The James S. Mahan III Revocable Trust is sitused in the state of North Carolina, United States. The Marguerite D. Mahan Revocable Trust is sitused in the state of North Carolina, United States.

Item 2(d)	Title of Class of Securities

Voting Common Stock, no par value per share

Item 2(e)	CUSIP Number

53803X105

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

CUSIP No. 53803X105

Item 4.	Ownership

(a)	Amount Beneficially Owned:

James S. Mahan III	6,771,682
Marguerite D. Mahan	6,771,682
James S. Mahan III Revocable Trust	3,487,161
Marguerite D. Mahan Revocable Trust	3,159,714

(b)	Percent of Class:[3]

James S. Mahan III	17.7%
Marguerite D. Mahan	17.7%
James S. Mahan III Revocable Trust	9.1%
Marguerite D. Mahan Revocable Trust	8.3%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or direct the vote:

James S. Mahan III	3,487,161
Marguerite D. Mahan	3,159,714
James S. Mahan III Revocable Trust	3,487,161
Marguerite D. Mahan Revocable Trust	3,159,714

(ii)	shared power to vote or direct the vote:

James S. Mahan III	3,284,521
Marguerite D. Mahan	3,611,968
James S. Mahan III Revocable Trust	0
Marguerite D. Mahan Revocable Trust	0

(iii)	sole power to dispose or direct the disposition of:

James S. Mahan III	3,487,161
Marguerite D. Mahan	3,159,714
James S. Mahan III Revocable Trust	3,487,161
Marguerite D. Mahan Revocable Trust	3,159,714

CUSIP No. 53803X105

(iv)	shared power to dispose or direct the disposition of:

James S. Mahan III	3,284,521
Marguerite D. Mahan	3,611,968
James S. Mahan III Revocable Trust	0
Marguerite D. Mahan Revocable Trust	0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 53803X105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021	/s/ James S. Mahan III
James S. Mahan III

Date: February 12, 2021	/s/ Marguerite D. Mahan
Marguerite D. Mahan

Date: February 12, 2021	JAMES S. MAHAN III REVOCABLE TRUST

By: /s/ James S. Mahan III

Name: James S. Mahan III

Title: Trustee

Date: February 12, 2021	MARGUERITE D. MAHAN REVOCABLE TRUST

By: /s/ Marguerite D. Mahan

Name: Marguerite D. Mahan

Title: Trustee

CUSIP No. 53803X105

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement*

_______________________

* Previously filed